                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 1997

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934



                            MELAMINE CHEMICALS, INC.
                           EMPLOYEE 401(k) THRIFT PLAN
                            (Full title of the plan)



                            MELAMINE CHEMICALS, INC.
                      (Name of the issuer of the securities
                           held pursuant to the plan)



                                 Highway 18 West
                         Donaldsonville, Louisiana 70346
                     (Address of principal executive office)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Statements of Financial Condition as of June 30, 1997 and 1996...........................................3

Statements of Income and Changes in Plan Equity for the year ended June 30, 1997 and June 30, 1996...................................................................4

Notes to Financial Statements............................................................................5

Schedule II:  Allocation of Plan Assets and Liabilities to
 Investment Programs as of June 30, 1997 and 1996.......................................................12

Schedule III: Allocation of Plan Income and Changes in Plan
 Equity to Investment Programs for the year ended June 30, 1997 and June 30, 1996......................................................................................14

                            MELAMINE CHEMICALS, INC.

                           EMPLOYEE 401(k) THRIFT PLAN

                        Statements of Financial Condition

                             June 30, 1997 and 1996
                                   (Unaudited)

                  Assets                            1997                 1996
------------------------------------------      -----------           -----------

Cash                                            $    17,087           $    17,819
Group annuity contract, at
       current value                              4,660,602             3,495,212
Certificate of Deposit Fund                       1,102,252               930,775
Common stock of Melamine
       Chemicals, Inc., at market
       value - 47,503 shares (cost
       $379,152) at 1997 and 65,830
       shares (cost -$522,375) at 1996              646,470               601,028
Loans to participants (Note 2)                      585,531               480,281
Accrued employer contributions                         --                   2,328
Accrued employee contributions                         --                   5,859
Accrued interest and dividends                       66,132                 1,108
Other accruals                                         (365)               (5,626)
                                                -----------           -----------
                                                $ 7,077,709           $ 5,528,784
                                                ===========           ===========


Liabilities and Plan Equity

Plan equity                                       7,077,709             5,528,784
                                                -----------           -----------
                                                $ 7,077,709           $ 5,528,784
                                                ===========           ===========



See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                           EMPLOYEE 401(k) THRIFT PLAN

                 Statements of Income and Changes in Plan Equity

                             June 30, 1997 and 1996
                                   (Unaudited)

                                                         1997                   1996
                                                      -----------           -----------
Additions:

       Interest income                                $   212,921           $   208,726
       Unrealized appreciation
           (depreciation) of assets (Note 3)              798,277               157,380
       Realized appreciation (depreciation)                  --                  10,436
       Employer contributions                             187,052               166,235
       Employee contributions                             449,867               365,546
       Accruals                                              --                   1,110
       Rollover contributions                              29,834                  --
                                                      -----------           -----------
           Total Additions                            $ 1,677,951           $   909,433


Deductions:

       Withdrawals                                    $  (124,286)              (86,309)
       Forfeitures                                         (4,740)                 --
                                                      -----------           -----------

       Net additions and other
           changes in plan equity
           for the period                               1,548,925               823,124

       Plan equity at beginning of
           the period                                   5,528,784             4,705,660
                                                      -----------           -----------

       Plan equity at end of period                   $ 7,077,709           $ 5,528,784
                                                      ===========           ===========






See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements

                        Year Ended June 30, 1997 and 1996
                                   (Unaudited)


(1)    Summary of Significant Accounting Policies


       (a) Basis of Presentation

           The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in the Melamine Chemicals, Inc. Employee 401(k) Thrift Plan (The Plan) and changes in equity of the Plan.

           The Plan is administered by the Thrift Committee (a Committee of three individuals appointed by the Melamine Chemicals, Inc. Board of Directors).

       (b) Investment in Trust Fund Managed by the Trustee

           Under the terms of a trust agreement between Melamine Chemicals, Inc. (The Company), and Bank One, Louisiana, N.A. (trustee), the trustee maintains a trust fund on behalf of the Plan. Premier Bank, N.A. served as Trustee prior to its merger with Bank One, Louisiana N.A. on January 2, 1996. The trust fund was segregated into five investment funds as follows: (1) Government Fixed Fund (Fund A), (2) Equity Income Fund (Fund B), (3) Company Stock Fund (Fund C), (4) Participant Loan Fund (Fund D), and (5) Certificate of Deposit Fund (Fund E). On October 1, 1996, four investment funds were added as follows: Growth and Income Fund (Fund F), Equity Growth Fund (Fund
           G), Stock Index Fund (Fund H), and Aggressive Strategic Allocation Fund (Fund I). AEGON USA, Inc. is administering all funds except the Company Stock Fund, Participant Loan Fund and the Certificate of Deposit Fund through Diversified Investment Advisors. Contributions allocated to the Company Stock Fund are invested in the common stock of the Company. The Loan Fund is used to maintain notes receivable from participants resulting from loans. Contributions allocated to the Certificate of Deposit Fund are managed by the First National Bank of Atlanta. Participants in the Plan are permitted to direct the investment of both employee and company contributions to the Plan in any of the funds available to the Plan, except Fund D.


                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements



           Melamine Chemicals, Inc. common stock and investment in the Government Fixed and Equity Funds are carried at current value in the accompanying statement of net assets available for plan benefits. Current value is determined by the Trustee which, for Melamine Chemicals, Inc. common stock, is based upon the closing sales price at June 30, 1997.

           The number of participants by fund at June 30, 1997, was as follows:

                                               Number of
                    Fund                      Participants
                    ----                      ------------

                      A                             42

                      B                             43

                      C                             13

                      D                             53

                      E                             18

                      F                             11

                      G                              8

                      H                             16

                      I                              5

           Since, within certain limitations, investments may be made or held simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at June 30, 1997, numbered 94.

                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements



       (2) Contributions and Benefits

           The Plan is a contributory savings plan sponsored by the Company. Employees who have completed one year of service with the Company are eligible to participate in the plan. Participants may elect to make tax-deferred contributions to the Plan of up to 16% of compensation. The total amount of tax-deferred contributions is limited by federal tax legislation. Additionally, the Company matches 100% of the participant's contribution up to, but not exceeding, 4% of such participant's compensation. Participants pay no federal income tax on their tax-deferred contributions, on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

           Subject to the break-in-service provisions of the Plan, a participant becomes fully vested in their account balance derived from Company matching contributions upon the earliest of the following occurrences:

                  - Completion of five years of service

                  - Attainment of normal retirement age or early retirement date

                  - Death

                  - Total disability, as defined in the Plan

           Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

           Withdrawals of vested account balances by a participant prior to retirement, death or disability are permitted if the participant suffers financial hardship as defined by the Plan.


                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements



           A participant may elect an immediate distribution of the vested portions of employee and company contributions, plus income and earnings thereon, as soon as practicable following termination of employment. If an immediate distribution is not requested by the participant upon termination, benefits shall be paid, or commence upon such participant's normal or early retirement date, subject to the death benefit provision which provides for a single lump sum distribution upon a participant's death. Upon termination, other than described above, the non-vested employer contributions and earnings are forfeited by participants and such amounts reduce employer contributions under the Plan.

           A participant may borrow from the vested portions of their account balance subject to several specific rules as defined by the Plan. No loan from the Plan may be in excess of the lesser of i) $50,000 reduced by the participant's highest outstanding loan balance during the preceding twelve-month period or ii) one half the participant's vested interest in the Plan. No loan may be for less than $1,000. The term of the loan shall not exceed 5 years unless the loan is to be used to purchase the participant's principal residence, in which case, the term of the loan may be 10 years. The annual loan interest rate shall be determined by the Thrift Committee, but in no instance should be more than the Bank One Certificate of Deposit rate plus 2%. Participants borrow from their Government Fixed Fund balances first and then their Equity Funds, Certificate of Deposit and Company Stock Fund balances. Only one loan may be outstanding at one time. Loan repayments are automatically deducted from the participant's paychecks and replenish the funds that current contributions are being made to.

           Each participant's account is credited with the participant's contribution and an allocation of (a) the employer's contribution and
           (b) Plan earnings. Earnings are allocated based upon the participant's investment of his account balance in each of the funds. Forfeitures of terminated participants' non-vested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.


                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements


       (3) Net Unrealized Appreciation of Investments

           Net unrealized appreciation of investments at June 30, 1997, and 1996 and the related changes during the year ended June 30, 1997, and 1996 were as follows:

                                                             Company            Growth      Equity        Stock
                                       Equity                Stock             & Income     Growth        Index      Aggr.Strat.
                                        Fund                  Fund               Fund        Fund         Fund       Alloc. Fund
                               ---------------------   -------------------    ----------   --------     --------    -----------
                                  1997       1996        1997       1996         1997        1997         1997          1997
                                  ----       ----        ----       ----         ----        ----         ----          ----
Net unrealized appreciation
   (depreciation) at
   beginning of period          $283,613   $120,112    $ 80,224   $ 86,395    $    ---     $    ---     $    ---     $    ---

Net unrealized appreciation
   (depreciation) during
   the period                    463,915    163,501     253,407     (6,121)     20,749       18,224       40,914        1,068
                                --------   --------    --------   --------    --------     --------     --------     --------

Net unrealized appreciation
   (depreciation) at end of
   period                       $747,528   $283,613    $333,631   $ 80,224    $ 20,749     $ 18,224     $ 40,914     $  1,068
                                ========   ========    ========   ========    ========     ========     ========     ========

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

                          Notes to Financial Statements


       (4) Federal Income Taxes

           The Company has received a favorable determination letter on March 26, 1996, from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

       (5) Fees and Expenses

           The Company, as the Plan's sponsor, has absorbed the cost of the personnel required to maintain accounting records and allocate the assets of the Plan to participants' accounts. Fees and expenses paid by the Plan are generally reimbursed by the Company.

       (6) Contracts with Insurance Companies

           The Company has entered into a contract with Mutual Life Insurance Company of New York (MONY). The contract provides for six investment options: (1) Guaranteed Fixed Fund, (2) Equity Income Fund, (3) Growth and Income Fund, (4) Equity Growth Fund, (5) Stock Index Fund, and (6) Aggressive Strategic Allocation Fund. Contributions allocated to the Equity Funds were invested in various types of securities at the sole discretion of MONY, subject to limitation by applicable state law. Participants' accounts are expressed in terms of units which are valued based upon the fair market value of the fund's assets at the valuation date. The dollar value of a unit in the Equity Funds may increase or decrease and were not guaranteed by MONY. The Company has a contract with AEGON USA, Inc. The investment options are administered through Diversified Investment Advisors
           (DIA).

       (7) Plan Termination

           The Board of Directors of the Company expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

       (8) Investment Management Agreement

           As of July 1, 1990, the company entered into an investment management agreement with The First National Bank of Atlanta. The agreement provides for an investment option in the Certificate of Deposit Fund of the First Wachovia Diversified Funds for Retirement Trusts. The fund is invested in large certificates of deposit issued by federally insured banks, who have a Keefe Bruyette rating of B or better. The fund is valued monthly.

                                                                     Schedule II

                            MELAMINE CHEMICALS, INC.
                          EMPLOYEE 401(k) THRIFT PLAN

         Allocation of Plan Assets and Liabilities to Investment Program
                                  June 30, 1997
                                   (Unaudited)



                                  Government                      Company
                                    Fixed         Equity           Stock           Loan
Assets                              Fund           Fund            Fund            Fund
-------------------------        -----------    -----------     -----------       -------

Cash                             $     4,059    $     7,279         1,574          3,287
Group annuity contract, at
  current value (Note 6)           2,129,836      2,000,519         5,497           --
Certificate of Deposit Fund             --             --            --             --
Common stock of Melamine
  Chemicals, Inc., at market
  value - 47,503 shares
  (cost - $379,152)                     --             --         646,470           --
Loans to participants (Note 2)          --             --            --          585,531
Receivable from (Payable to)
  other funds                          6,100             32             6           (102)
Accrued interest and dividends        27,660              4            11             15
Other accruals                         1,200           --            (365)        (3,200)
Accrued loan repayments               (3,129)         2,762           367           --
                                 -----------    -----------   -----------    -----------
                                 $ 2,165,726      2,010,596       653,560    $   585,531
                                 ===========      =========       =======    ===========

Liabilities and Plan Equity
---------------------------

Plan Equity                      $ 2,165,726      2,010,596       653,560        585,531
                                 ===========      =========       =======    ===========
                                 $ 2,165,726      2,010,596       653,560        585,531
                                 ===========      =========       =======    ===========


Number of units outstanding      $ 2,129,836         29,272        47,503
                                 ===========      =========       =======

Plan equity per unit             $      1.02          68.69         13.76
                                 ===========      =========       =======



                                                   Growth         Equity         Stock
                                                  & Income        Growth         Index      Aggr. Strat.
Assets                             CD Fund          Fund           Fund           Fund       Allo. Fund      Total
-------------------------         ----------      ----------     --------      ---------    ------------   ----------

Cash                                    (508)           164           251            816           165        17,087
Group annuity contract, at
  current value (Note 6)               8,408        119,870       157,039        228,841        10,592     4,660,602
Certificate of Deposit Fund        1,102,252           --            --             --                     1,102,252
Common stock of Melamine
  Chemicals, Inc., at market
  value - 47,503 shares
  (cost - $379,152)                     --             --            --             --            --         646,470
Loans to participants (Note 2)          --             --            --             --            --         585,531
Receivable from (Payable to)
  other funds                              6              3       (12,103)         6,058          --            --
Accrued interest and dividends        38,439           --               1              2          --          66,132
Other accruals                         2,000           --            --             --            --            (365)
Accrued loan repayments                 --             --            --             --            --            --
                                   ---------        -------       -------        -------   -----------     ---------
                                   1,150,597        120,037       145,188        235,717   $    10,757     7,077,709
                                   =========        =======       =======        =======   ===========     =========

Liabilities and Plan Equity
---------------------------

Plan Equity                        1,150,597        120,037       145,188        235,717        10,757     7,077,709
                                   =========        =======       =======        =======   ===========     =========
                                   1,150,597        120,037       145,188        235,717        10,757     7,077,709
                                   =========        =======       =======        =======   ===========     =========


Number of units outstanding           11,276          2,964         1,150         10,270           502
                                   =========        =======       =======        =======   ===========

Plan equity per unit                  102.04          40.50        126.25          22.95         21.43
                                   =========        =======       =======        =======   ===========


                                                                     Schedule II


                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(k) THRIFT PLAN

         Allocation of Plan Assets and Liabilities to Investment Program

                                  June 30, 1996
                                   (Unaudited)


                                  Government                      Company
                                    Fixed           Equity         Stock           Loan
    Assets                           Fund            Fund          Fund            Fund         CD Fund        Total
------------------------         -----------      ---------      ---------       --------      ----------    ---------

Cash                             $     5,400          5,520          6,827             57             15        17,819
Group annuity contract, at
 current value (Note 6)            2,141,940      1,353,272           --             --             --       3,495,212
Certificate of Deposit Fund             --             --             --             --          930,775       930,775
Common stock of Melamine
 Chemicals, Inc., at market
 value - 65,830 shares
 (cost - $522,375)                      --             --          601,028           --             --         601,028
Loans to participants (Note 2)          --             --             --          480,281           --         480,281
Receivable from (payable to)
 other funds                          26,331        (26,328)            (3)          --             --            --
Accrued employer contributions          --             --             --             --            2,328         2,328
Accrued employee contributions          --             --             --             --            5,859         5,859
Accrued interest and dividends            45             18              9           --            1,036         1,108
Other accruals                            (1)          --           (6,826)           (58)         1,259        (5,626)
                                 -----------      ---------        -------        -------        -------     ---------
                                 $ 2,173,715      1,332,482        601,035        480,280        941,272     5,528,784
                                 ===========      =========        =======        =======        =======     =========


Liabilities and Plan Equity
---------------------------

Plan Equity                      $ 2,173,715      1,332,482        601,035        480,280        941,272     5,528,784
                                 ===========      =========        =======        =======        =======     =========
                                 $ 2,173,715      1,332,482        601,035        480,280        941,272     5,528,784
                                 ===========      =========        =======        =======        =======     =========


Number of units outstanding        2,141,940         26,444         65,830                         9,297
                                 ===========      =========        =======                       =======

Plan equity per unit             $      1.01          50.39           9.13                        101.24
                                 ===========      =========        =======                       =======

                                                                    Schedule III

                            MELAMINE CHEMICALS, INC.
                           EMPLOYEE 401(k) THRIFT PLAN

   Allocation of Plan Income and Changes in Plan Equity to Investment Programs
                            Year ended June 30, 1997
                                   (Unaudited)

                                     Government                       Company
                                        Fixed           Equity         Stock           Loan
                                        Fund             Fund          Fund            Fund
                                    -----------        --------      ---------       --------

Additions:

Interest Income                     $   111,072           --              445         44,649
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                                 --          463,915        253,407           --
Employer contributions                   56,931         62,676         22,728           --
Employee contributions                  133,983        162,891         35,675           --
Rollover contributions                     --             --             --             --
Loan Repayments                         155,185        133,283         14,346       (332,287)
                                    -----------        -------        -------       --------
  Total additions                   $   457,171        822,765        326,601       (287,638)


Deductions:

Withdrawals                             (69,259)        (3,142)       (27,885)          --
Forfeitures                              (1,102)        (2,688)          (950)          --
Transfers between funds                (133,533)         8,163       (245,159)       (44,655)
New loans                              (261,266)      (146,984)           (82)       437,545
                                    -----------        -------        -------       --------
  Net additions and other changes
  in plan equity for the period          (7,989)       678,114         52,525        105,252

Plan equity at June 30, 1996          2,173,715      1,332,482        601,035        480,280
Plan equity at June 30, 1997        $ 2,165,726      2,010,596        653,560        585,532


                                                       Growth        Equity         Stock
                                                      & Income       Growth         Index        Aggr. Strat.
                                      CD Fund           Fund          Fund           Fund        Allo.  Fund        Total
                                    ------------     ----------     --------       --------      ------------     --------

Additions:

Interest Income                          56,755           --            --             --             --          212,921
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                                 --           20,749        18,224         40,914          1,068        798,277
Employer contributions                   27,013          4,374         3,475          8,250          1,605        187,052
Employee contributions                   67,018         10,572        10,507         24,965          4,256        449,867
Rollover contributions                   29,834           --            --             --             --           29,834
Loan Repayments                          13,418          4,522         1,582          9,385            566           --
                                      ---------        -------       -------        -------         ------      ---------
  Total additions                       194,038         40,217        33,788         83,514          7,495      1,677,951


Deductions:

Withdrawals                             (24,000)          --            --             --             --         (124,286)
Forfeitures                                --             --            --             --             --           (4,740)
Transfers between funds                  67,000         79,820       111,830        153,112          3,422           --
New loans                               (27,712)          --            (430)          (910)          (161)          --
                                      ---------        -------       -------        -------         ------      ---------
  Net additions and other changes
  in plan equity for the period         209,326        120,037       145,188        235,716         10,756      1,548,925

Plan equity at June 30, 1996            941,272           --            --             --             --        5,528,784
Plan equity at June 30, 1997          1,150,598        120,037       145,188        235,716         10,756      7,077,709


                                                                    Schedule III

                            MELAMINE CHEMICALS, INC.

                           EMPLOYEE 401(k) THRIFT PLAN

   Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                            Year ended June 30, 1996
                                   (Unaudited)

                                       Government                      Company
                                         Fixed          Equity          Stock          Loan
                                          Fund           Fund           Fund           Fund          CD Fund          Total
                                       -----------    -----------    -----------    -----------    -----------    -----------
Additions:

Interest Income                        $   121,677             68            173         35,997         50,811        208,726
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                                    --          163,501         (6,121)          --             --          157,380
Realized appreciation (depreciation)          --             --           10,436           --             --           10,436
Employer contributions                      74,203         37,572         28,224           --           26,236        166,235
Employee contributions                     172,022         87,229         45,348           --           60,947        365,546
Accruals                                        45             18              9           --            1,038          1,110
Loan Repayments                            143,222         35,982         14,665       (231,458)        37,589           --
                                       -----------    -----------    -----------    -----------    -----------    -----------
  Total additions                      $   511,169        324,370         92,734       (195,461)       176,621        909,433

Deductions:

Withdrawals                                (58,901)        (3,408)          --             --          (24,000)       (86,309)

Transfers between funds                   (322,251)       399,780        (23,337)       (35,868)       (18,324)          --

New Loans                                 (193,387)       (23,198)        (8,598)       259,866        (34,683)          --
                                       -----------    -----------    -----------    -----------    -----------    -----------
  Net additions and other changes
  in plan equity for the period            (63,370)       697,544         60,799         28,537         99,614        823,124

  Plan equity at June 30, 1995         $ 2,237,085        634,938        540,236        451,743        841,658      4,705,660
                                       -----------    -----------    -----------    -----------    -----------    -----------

  Plan equity at June 30, 1996         $ 2,173,715      1,332,482        601,035        480,280        941,272      5,528,784
                                       ===========    ===========    ===========    ===========    ===========    ===========

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        MELAMINE CHEMICALS, INC.
                                        EMPLOYEE 401(k) THRIFT PLAN



Date:  December 3, 1997                 By:       /s/ K. Michael Fowler
                                        -----------------------------------
                                        Title:  Member, Thrift Committee


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